Exhibit 99.2

Important Information:

This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Schering AG. The terms and conditions of the offer have been published in the offer document after the permission of the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) has been obtained on April 12, 2006. Dritte BV GmbH also has filed a tender offer statement with the U.S. Securities Exchange Commission (SEC) with respect to the takeover offer. Investors and holders of shares and American depositary shares of Schering AG are strongly advised to read the tender offer statement and other relevant documents regarding the takeover offer filed by Dritte BV GmbH with the SEC because they contain important information. Investors and holders of shares and American depositary shares of Schering AG will be able to receive these documents free of charge at the SEC’s web site (http://www.sec.gov), or at the web site http://www.bayer.com.

This is not an offer of Bayer AG’s securities for sale in the United States. No such securities have been registered under the U.S. Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States must be made by means of a prospectus that contains detailed information about the issuer, its management and its financial statements.

Bayer AG has been granted exemptive relief from the provisions of Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, permitting it (or Dritte BV GmbH or certain of its other affiliates or financial institutions on its behalf) to make purchases of shares of Schering AG outside of the takeover offer until the end of the offer period, subject to certain conditions. Accordingly, to the extent permissible under applicable securities laws and in accordance with normal German market practice, Bayer AG, Dritte BV GmbH or its nominees or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, shares of Schering AG outside the United States, other than pursuant to the offer, before or during the period in which the offer is open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required by applicable securities laws.

This announcement contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here.

The following is an English translation of Bayer AG Annual Stockholders' Meeting summary posted on the Bayer AG intranet:

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Bayer AG Management Board Chairman Werner Wenning and Supervisory Board Chairman Dr. Manfred Schneider appeared relaxed at the start of the 2006 Annual Stockholders’ Meeting. And no wonder, because the attending stockholders and stockholders’ representatives were presented with a true success story.

“First: from the operational point of view, 2005 was among the most successful years in Bayer’s history.

Second: we have made tremendous progress strategically as well, and the Schering acquisition would enable us to join the ranks of the world’s biggest producers of specialty pharmaceuticals.

And third: the success we enjoyed in 2005 is continuing unabated in 2006.”

Wenning said Bayer owes this success to the dedication and skills of the company’s 93,000 employees worldwide in the subgroups, service companies and Corporate Center.

“It is they who research, develop, manufacture and market our products around the world. And therefore it is they who make Bayer’s success possible. My fellow Board members and I are very grateful and proud to be working with such a terrific team.”

The Bayer Chairman added that following a very successful year, both operationally and strategically, the Bayer Group is now poised to make the biggest acquisition in its history: the planned takeover of Schering, which Wenning described as a value-creating step that is right for Bayer.

“First, it enables us to achieve our stated aim of substantially strengthening our health care business as Bayer’s primary growth engine.

Second, it creates a leader in the area of specialty pharmaceutical products.

And third, it sustainably improves Bayer’s earning power.”

Wenning said that Bayer’s cancer drug Nexavar would benefit from the greatly expanded sales and marketing platform.

And the merger would further amplify the research and development expertise that both companies already possess.

Wenning also said he was particularly pleased that the management and supervisory boards of Schering AG support Bayer’s offer.

“We firmly believe that the combined pipeline of the two companies holds sufficient potential to ensure a sustained boost to innovation over the medium to long term.”

Wenning continues to see considerable potential at Bayer CropScience as well. He said that company has launched 16 new active ingredients since 2000. Including these and another ten active ingredients due to be introduced between now and 2011, the CropScience pipeline is expected to have a total sales potential of up to EUR 2 billion.

“Bayer CropScience is the world market leader in conventional crop protection, and also in the environmental science and seed treatment businesses. While it is on the right track in terms of performance, we have not yet reached our goal: In a market characterized by only moderate expansion, we believe the main success factor is organic growth based on our own innovative capability.”

The Bayer MaterialScience subgroup remains in a confident mood following a record-breaking year in which it achieved dynamic sales growth and outstanding performance. This subgroup is a global leader in terms of market positions and technologies, occupying first place in both polyurethanes and coating raw materials, and the number two slot in polycarbonates.

“We see a major opportunity in the development of the Asian markets, and therefore plan to invest about 1.8 billion U.S. dollars in world-scale polymer facilities in China alone through 2009.”

The stockholders learned not only about Bayer’s strong business performance, but also about the company’s pioneering role in terms of corporate social responsibility. A film shown at the start of the meeting and an exhibition in the lobby documented Bayer’s commitment to some 300 social projects around the world.

“I believe it is important not only to create value for our stockholders, but also to fulfill our special role as a good corporate citizen.”

While some criticism was voiced during the discussion of the agenda items, most of the speakers praised the current figures and the realignment toward innovation and growth. The attending stockholders and stockholders’ representatives approved all the proposals on the agenda by overwhelming majorities. That included the proposed 73 percent increase in the dividend for 2005 to 95 eurocents per share.”